Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 2,029 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 28, 2019 Filed pursuant to Rule 433

Structured Investments

Buffered PLUS Based on the Value of an Equally Weighted Basket Consisting of Three Indices due June 28, 2024

This document provides a summary of the terms of the Buffered PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	June 28, 2024
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting
	S&P 500® Index (the “SPX Index”)	SPX	33.3333%
	Russell 2000® Index (the “RTY Index”)	RTY	33.3333%
	S&P MidCap 400® Index (the “MID Index”)	MID	33.3333%
	We refer to each of the SPX Index, the RTY Index and the MID Index as an underlying index and, together, as the basket components.
Payment at maturity per Buffered PLUS:

•

If the final basket value is greater than the initial basket value: $1,000 + the leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

•

If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 20%: $1,000

•

If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 20%: ($1,000 x basket performance factor) + $200

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $200 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 × leverage factor × basket percent increase
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:	100, which will be equal to the sum of the products of the initial basket component values of each of the basket components and the applicable multiplier for each of the basket components, each of which will be determined on the pricing date.
Final basket value:	The basket closing value on the valuation date.
Valuation date:	June 25, 2024, subject to postponement for non-index business days and certain market disruption events.
Basket closing value:	The basket closing value on any day is the sum of the products of (i) the basket component closing value of each of the basket components and (ii) the applicable multiplier for such basket component on such date.
Basket component closing value:	In the case of each underlying index, the index closing value of such underlying index.
Multiplier:	The multiplier for each basket component will be set on the pricing date so that each basket component will represent its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the Buffered PLUS.
Leverage factor:	150%
Buffer amount:	20%
Minimum payment at maturity:	$200 per Buffered PLUS (20% of the stated principal amount)
Basket performance factor:	Final basket value / initial basket value
Maximum payment at maturity:	$1,450.00 to $1,500.00 per Buffered PLUS (145% to 150% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	June 25, 2019
Original issue date:	June 28, 2019 (3 business days after the pricing date)
CUSIP/ISIN:	61769HDK8 / US61769HDK86
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $943.70 per Buffered PLUS, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Buffered PLUS offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Buffered PLUS will pay no interest, provide a minimum payment at maturity of only 20% of the stated principal amount and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. At maturity, if the basket has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the basket, subject to the maximum payment at maturity. If the basket has depreciated in value, but the basket has not declined by more than the specified buffer amount, the Buffered PLUS will redeem for par. However, if the basket has declined by more than the buffer amount, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to the minimum payment at maturity of 20% of the stated principal amount. Investors may lose up to 80% of the stated principal amount of the Buffered PLUS. These long-dated Buffered PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage and buffer features that in each case apply to a limited range of performance of the basket. The Buffered PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Buffered PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Buffered PLUS

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS and assumes a hypothetical maximum payment at maturity of $1,475.00 per Buffered PLUS (147.50% of the stated principal amount, the midpoint of the specified range).

Investing in the Buffered PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319006827/dp107291_fwp-ps2029.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 20% of your principal.

•	The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity.

•	The market price will be influenced by many unpredictable factors.

•	The Buffered PLUS are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The Buffered PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Changes in the values of the basket components may offset each other.

•	Adjustments to the basket components could adversely affect the value of the Buffered PLUS.

•	Investing in the Buffered PLUS is not equivalent to investing in the basket components.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered PLUS in the original issue price reduce the economic terms of the Buffered PLUS, cause the estimated value of the Buffered PLUS to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the Buffered PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered PLUS.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.

•	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Buffered PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through May 24, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to May 24, 2019

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2014 through May 24, 2019. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2014 to May 24, 2019

S&P MidCap 400® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P MidCap 400® Index for each quarter in the period from January 1, 2014 through May 24, 2019. You should not take the historical values of the S&P MidCap 400® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P MidCap 400® Index on the valuation date.

S&P MidCap 400® Index Daily Index Closing Values January 1, 2014 to May 24, 2019